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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                          CADENCE RESOURCES CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    78069310
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                                 (CUSIP Number)

       THOMAS S. KAPLAN                       WILLIAM NATBONY, ESQ.
       154 WEST 18TH STREET                   C/O KATTEN MUCHIN ZAVIS ROSENMAN
       NEW YORK, NEW YORK  10011              575 MADISON AVENUE
                                              NEW YORK, NEW YORK  10022
                                              (212) 940-8930

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)




                                OCTOBER 23, 2002
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             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 78069310
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          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Thomas S. Kaplan
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   2                                                                    (a)  |_|
                                                                        (b)  |X|
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   3
          SEC USE ONLY
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          SOURCE OF FUNDS
   4
            N/A
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
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                         SOLE VOTING POWER
     NUMBER OF        7  1,810,171 Shares (comprised of 1,329,370 shares of
                         Common Stock owned by Electrum Capital LLC and
                         480,811 shares of Common Stock owned by Electrum
      SHARES             Resources LLC)

                         SHARED VOTING POWER
   BENEFICIALLY
                      8  0

     OWNED BY            SOLE DISPOSITIVE POWER
                      9
                         1,810,171 Shares (comprised of 1,329,370 shares
       EACH              of Common Stock owned by Electrum Capital LLC
                         and 480,811 shares of Common Stock owned by
                         Electrum Resources LLC)
      PERSON
                         SHARED DISPOSITIVE POWER
       WITH          10
                         0
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   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,810,171 Shares (comprised of 1,329,370 shares of Common Stock owned by Electrum Capital LLC and 480,811 shares of Common Stock owned by Electrum Resources LLC)
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   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
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   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.87 %
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   14     TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.           Security and Issuer

         This Amendment No. 1 amends and supplements the Schedule 13D originally filed on May 21, 2002 (the "Schedule 13D"), by the undersigned relating to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of Cadence Resources Corporation (the "Company"), a company organized and existing under the laws of the State of Utah. The address of the Company's principal executive offices is 6 East Rose Street, P.O. Box 2056, Walla Walla, Washington 99362. Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         On October 23, 2002, Electrum made a cashless exercise of 723,334 warrants to purchase shares of common stock for $0.30, resulting in a deemed sale of 117,298 shares of Common Stock for $1.85 per share, and a net acquisition of 606,036 shares of Common Stock.

         On October 23, 2002, Resources made a cashless exercise of 180,000 warrants to purchase shares of Common Stock for $0.30, resulting in a deemed sale of 29,189 shares of Common Stock for $1.85 per share, and a net acquisition of 150,811 shares of Common Stock.


Item 5.           Interest in Securities of the Issuer.

Paragraphs (a) through (d) are hereby amended and restated in their entirety as follows:

                  (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 6,735,860 shares of Common Stock outstanding as of June 30, 2002. As of the close of business on November 12, 2002: Thomas S. Kaplan owns no shares of Common Stock. As the Trustee of the Voting Trusts formed pursuant to the Voting Trust Agreements, Mr. Kaplan may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 1,329,370 shares of Common Stock held by Electrum and the 480,811 shares of Common Stock held by Resources. Such shares of Common Stock, in the aggregate, constitute approximately 26.87% of the shares of Common Stock outstanding;

                  (b) Thomas S. Kaplan, as Trustee under the Voting Trust Agreements, has the sole power to vote or direct the vote and sole power to dispose of the 1,1,810,171 shares in the aggregate, that are held by Electrum and Resources respectively.

                  (c) On October 23, 2002, Electrum made a cashless exercise of 723,334 warrants to purchase shares of common stock for $0.30, resulting in a deemed sale of 117,298 shares of Common Stock for $1.85 per share, and a net acquisition of 606,036 shares of Common Stock.


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                        On October 23, 2002, Resources made a cashless exercise
                        of 180,000 warrants to purchase shares of Common Stock for $0.30, resulting in a deemed sale of 29,189 shares of Common Stock for $1.85 per share, and a net acquisition of 150,811 shares of Common Stock.

                  (d) Electrum and Resources each have the right to receive dividends declared on, and proceeds of the sale of, the shares held respectively by each.




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                                             SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                  Dated:  November 13, 2002


                                    /s/ Thomas S. Kaplan
                                    -----------------------------------
                                    Thomas S. Kaplan